FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 12, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

QUARTERLY REPORT

of Issuer of Emissive Securities

for the fourth quarter of 2003

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issue’s code 06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney dated 06.10.2003 No. 06/10	/s/ R.V.Bolotovsky
R.V. Bolotovsky
“13” February 2004

Chief Accountant
	V.V. Khaminov	V.V. Khaminov
“13” February 2004

(place for stamp)

Contact person: Kolesnikov Ilya Michailovich

Legal adviser

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report:

htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

I               Brief data on the persons, members of the issuer’s executive bodies, information on bank accounts, the auditor, the Appraiser and the issuer’s financial consultant, as well as on other persons, having signed the quarterly report.

1.1 Persons, members of the issuer’s executive bodies
1.2 Information on the issuer’s bank accounts
1.3 Data on Issuer’s public accountant / auditor
1.4 Information on the issuer’s appraiser
1.5 Information on the issuer’s consultants
1.6 Information on other persons having signed the quarterly report
II Basic information on the issuer’s financial and economic status
2.1 Indicators of the issuer’s financial and economic activities
2.2 Issuer’s market capitalization
2.3 Issuer’s obligations
2.3.1 Accounts payable
2.3.2 Issuer’s credit history
2.3.3 Issuer’s obligations from security granted to third parties
2.3.4 Other issuer’s obligations
2.4 Objectives of the issue and spheres where funds received from securities issue shall be used
2.5 Risks associated with acquisition of placed securities (securities to be placed)
2.5.1 Risks Relating to Industry
2.5.2 Political risks
2.5.3 Risks Relating to Our Financial Condition
2.5.4 Risks Relating to the Russian Legal System and Russian Legislation
2.5.5 Risks Relating to Our Business
III Detailed information on the issuer
3.1. Issuer’s background and development
3.1.1. Data on Issuer’s proprietary name
3.1.2 Data on Issuer’s state registration record
3.1.3 Data on Issuer’s establishment and development
3.1.4 Contact data
3.1.5 Taxpayer’s identification number
3.1.6 Issuer’s branches and representative offices
3.2 Description of Issuer’s primary areas of operations
3.2.1 Issuer’s branch/sectorial affiliation
3.2.2 Issuer’s primary activity
3.2.3 Main types of products (works, services)
3.2.4 Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume
3.2.5 Markets for products (works, services) of the issuer
3.2.6 Practice in relation to working capital and reserves
3.2.7 Raw materials
3.2.8 Major Competitors
3.2.9 Data in Issuer’s licences held

3.2.10 Data on Issuer’s joint operation
3.4 Plans of the Issuer’s Future Activities
3.5 Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations
3.6 Issuer’s Subsidiaries and dependent companies
3.7 Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets
3.7.1 Fixed assets
3.7.2 Cost of the Issuer’s immovable property
IV INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER
4.1 Results of the financial and economic activities of the Issuer
4.1.1 Profits and losses
4.1.2 Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.
4.2. Liquidity of the Issuer
4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy
4.3.1. Size, structure and adequacy of the issuer’s equity and working capital
4.3.2. Adequacy of the Issuer’s equity and working capital
4.3.3. Cash funds
4.3.4. Investments of the Issuer
4.3.4.1. Long-Term Investments
4.3.4.2. Short-Term Investments
4.3.4.3. Other Investments
4.3.5. Intangible Assets of the Issuer
4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research
4.5	Analysis of the trends of development in the area of primary activity of Issuer
V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)
5.1	Data on structure and authority of Issuer’s management/administration
5.2	Information on the persons in the Issuer’s management bodies
5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer
5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5. Information on the persons in the bodies monitoring the Issuer’s business activities
5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations
5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)
VI	Data on Issue’s shareholders and on the interested party transactions been made
6.1. Data on the amount of Issue’s participants/shareholders

6.2           Shareholders (participants), owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (members) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issue’s shareholders

6.3 Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital
6.4 Data on the restrictions on participation in the Issuer’s charter capital

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

6.6. Information on the transactions the Issuer effected and had an interest in
6.7. Information on Accounts Receivable
VII	Issuer’s financial statements and other financial data
7.1	Annual financial statements of the Issue
7.2	Quarterly financial statements of the Issue for the latest finished reporting period
7.3. Consolidated financial statements of the Issue for three latest finished financial years or for each finished financial year
7.4. Information on total exports and export share in total sales
7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year
7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations
VIII	Additional data on the Issuer and its outstanding securities
8.1	Data on the Issuer’s charter capita
8.1.1	Information on the amount, the structure of the authorized stock (share fund) of the issuer
8.1.2. Information on changes in the authorized stock (share fund) of the issuer
8.1.3. Information on formation and use of the reserve fund and other funds of the issuer
8.1.4. Information on the convocation and holding procedure for the meeting of the issuer’s supreme management body
8.1.5 Information on commercial organizations where the issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares
8.1.6	Data on the material transactions, performed by the Issuer
8.1.7. Data on the Issuer’s credit ratings
8.2	Data on each category (type) of Issuer’s shares
8.3. Information on prior issues of the issuer’s securities other than the issuer’s shares
8.3.1. Information on issues, of which all securities have been redeemed (cancelled)
8.3.2	Information on the issues, the securities under which still circulate
8.3.3 Information on issues, for the securities of which the issuer is in default
8.4 Information on the person(s) having provided security for the bonds of the issue
8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6	Data on organizations, keeping record of Issuer's securities rights.

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents
8.8. Procedure for taxation of revenues from the issuer’s securities placed and in the process of placement
8.9. Information on announced (accrued) and paid dividends on the issuer’s shares, as well as on income on the issuer’s bonds
8.10	Other information

A.    DATA ON ISSUER

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Fax (095) 733-97-36

Data on the Issuer’s Shares.

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Commission for Securities Market of Russia in the Central Federal Region

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Commission for Securities Market of Russia

Other Material Information on the Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the issuer carries out its principal business, and the results of the issuer’s activities, including the issuer’s plans, probability of certain events and certain actions to be undertaken.  Investors should not fully rely on the evaluations and forecasts made by the issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons.  Acquisition of the issuer’s securities is associated with risks described in this quarterly report.

I               BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT.

1.1          Persons, members of the issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergueevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

J. B. Mark Mobius

Born: 1936

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Kolokatov, Dmitry Sergeevich

Born: 1973

Byrdin, Maxim Olegovich

Born: 1972

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Kondyrev Mikhail Vil’enovich

Born: 1970

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2          Information on the Issuer’s bank accounts

Information on ruble accounts in banks and other financial institutions carrying out their activities in the territory of the Russian Federation, as at 31.12.2003

N II/II	Type of account	Account No.	Name of the Bank
1	2	3	4
1	Current	40702 810 1 00700 883 027	CB Citybank
2	Current	40702 810 4 00000 030 108	CB Expobank
3	Current	40702 810 4 00070 027 130	CB MDM-Bank
4	Current	40702 810 7 00070 000 569	Bank of Moscow
5	Current	40702 810 2 01500 000 016	Alfa bank
6	Current	40702 810 9 38000 110 483	Sberbank of Russia
7	Current	40702 810 6 38360 104 497	Sberbank of Russia
8	Deposit	42,104,810,000,070,000,000	AK MMB Bank of Moscow
9	Deposit	52103 810 3 00000 402 674	OJSC Bank «Petrocommerc»
10	Deposit	52103 810 2 00000 502 674	OJSC Bank «Petrocommerc»
11	Deposit	52103 810 1 00000 602 674	OJSC Bank «Petrocommerc»
12	Deposit	52103 810 0 00000 702 674	OJSC Bank «Petrocommerc»
13	Deposit	42105 810 6 00090 000 004	Vneshtorgbank
14	Current	40702 810 4 00001 401 757	CJSC “Raiffeisen Bank Austria”

Information on foreign exchange accounts in banks and other financial institutions carrying out their activities in the territory of the Russian Federation and abroad, as at 31.12.2003

N II/II	Account number	Name of the Bank	Location of the Bank
1	2	3	4
1	40702 840 9 00700 883 019	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
2	40702 840 9 00700 883 035	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
3	40702 840 4 00700 883 043	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
4	42102 840 7 03700 883 018	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
5	40702 978 5 00700 883 051	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
6	40702 978 8 00700 883 078	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
7	40702 978 3 00700 883 086	CB Citybank	125047 Moscow, ul.Gasheka, 8-10 tel. 725-69-35
8	40702 840 4 00150 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3 Tel. 797-95-00
9	40702 840 7 00151 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3 Tel. 797-95-00
10	40702 840 0 00152 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3 Tel. 797-95-00
11	40702 840 8 01500 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1 Tel. 786-22-82
12	40702 840 7 01503 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1 Tel. 786-22-82
13	40702 840 0 01504 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1 Tel. 786-22-82
14	40702 840 2 38000 110 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30
15	40702 840 1 38000 210 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30
16	40702 840 0 38000 310 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30
17	42105 840 7 38000 010 028	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30
18	42105 840 9 38000 010 022	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30
19	42105 840 2 38360 010 022	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19 Tel. 785-44-30

20	40702 840 7 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
21	40702 840 6 00003 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
22	40702 840 7 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
23	42104 840 5 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
24	40702 840 0 00070 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
25	40702 840 3 00071 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
26	40702 840 6 00072 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
27	42104 840 6 00070 000 006	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
28	42104 840 2 00150 027 130	CB Moscowskij Delovoy Mir	113035 Moscow, ul.Sadovnicheskaya, 3 tel. 797-95-00
29	42103 840 0 00090 000 003	Vneshtorgbank	106031, Moscow, ul. Kuznetskij most, 16
30	40702 978 3 00001 401 757	3AO «xxx»	129090 Moscow, ul. Troytskaya, 17/1
31	40702 978 0 00000 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
32	40702 978 2 00004 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
33	40702 840 7 00001 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
34	40702 840 4 00000 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
35	40702 840 6 00004 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
36	40702 840 0 00002 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
37	40702 840 3 00003 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
38	45207 840 0 99911 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
39	42102 840 0 01300 000 000	ALFA-Bank	107078 Moscow, ul.Kalanchevskaya, 27
40	42102 840 3 01300 000 001	ALFA-Bank	107078 Moscow, ul.Kalanchevskaya, 27

1.3. Data on Issuer’s public accountant / auditor.

Name: CJSC BDO UniconRuf

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s license

License number: E 000547

Date of issue of license: June 25, 2002

Period of validity: June 24, 2007

Organization that issued the license: RF Ministry of Finance

1.4          Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5          Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report have not been employed.

1.6          Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Vadim V. Khaminov
Tel:         (095) 105 5805
Fax:         (095) 105 5805 (ext. 10-85)

II             BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1  Indicators of the Issuer’s financial and economic activities

Information isn’t submitted in the reporting quarter

2.2  Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE).  The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs and the price of one share (ADR), amounts to:

As of 31.12.2002             US$17.95 x 44,000,000 = US$789,800,000

As of 31.03.2003             US$17.32 x 44,000,000 = US$762,080,000

The price of one share (ADR) corresponds to the price of the recent transactions contracted as at the last date of the accounting period.

2.3          Issuer’s obligations

2.3.1       Accounts payable

Information isn’t submitted in the reporting quarter

2.3.2       Issuer’s credit history

Obligation	Creditor	Amount of the principal sum	Maturity date		Interest rate, %
			Planned	Actual
Short-term ruble loan, thousand rubles	AKB MDM	50,000	28.03.2003	28.03.2003	12.00
Short-term dollar loan	Alfa-Bank OAO	2,920,00	17.04.2003	17.04.2003	4.75
Short-term dollar loan	Alfa-Bank OAO	974,000	07.05.2003	07.05.2003	4.75
Short-term loan, thousand rubles	ZAO Financial consultant Troika-Dialog	160,000	15.04.2003	15.04.2003	12.50
Long-term dollar loan	UBS LUXEMBURG AG	150,000,000	2008		8.50
Bonded loan, thousand rubles	Arranger of the placement – Troika-Dialog Investment Company ZAO, Moscow International Bank – payment agent	1,500,000	2006		12.9% and 64.32 rubles on the first coupon

2.3.3       Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement		Amount of agreement	Currency of agreement	Sum in rubles as at 31.12.03
P/43	14.05.2002	MK OAO, Timashevsk	2,506,803	Euros	81,450,453.24
P/44	15.05.2002	MK OAO, Timashevsk	364,050	Euros	5,352,368.40
56	09.04.2003	MK OAO, Timashevsk	540,704	Euros	19,910,884.10
2-wbd	10.09.2001	LMK OAO	500,000,000	Rubles	500,000,000.00
P/45	05.06.2002	LMK OAO	2,348.476	Euros	86,480,280.22
P/48	09.09.2002	LMK OAO	779,250	Euros	28,695,102.00
P/46	10.06.2002	TsMK OAO	1,017,596	Euros	37,471,955.10
P/47	12.07.2002	Kharkov MK OAO	1,568,766	Euros	54,227169.70
P/52	05.12.2002	Kharkov MK OAO	582,750	Euros	10,721,307.60
53	04.01.2003	Kharkov MK OAO	418,045	Euros	11,381,120.03
P/49	28.10.2002	Siberian Milk OAO	2,259.144	Euros	73,947,305.47
54	25.03.2003	Siberian Milk OAO	523,877	Euros	16,350,371.54
55	03.03.2002	KGMZ # 3 OAO	538,457	Euros	19,828,140.57

2.3.4       Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4          Objectives of the issue and spheres where funds received from securities issue shall be used

No securities have been issued and no funds have been attracted in the reporting period.

2.5.         Risks associated with acquisition of placed securities (securities to be placed)

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our ADSs and/or notes.

Due to the specifics of the issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the issuer directly or indirectly.  For the purposes of this section the terms “Company”, “our Company” shall mean both the issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 80% in 2002. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

Economic downturns could hurt our turnover and materially and adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Increased competition and consumer preference for low-price, lower-quality juice products primarily in the region outside of Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which have adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or “CIS”, and abroad, and adversely affect our results of operations.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods. Another example of a government regulation that has affected us is Government Regulation No. 988, which, as of January 1, 2004, requires food producers intending to develop and offer a new food product to the public to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

2.5.2. Political risks

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of our ADSs and/or notes.

The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections were  held in December of 2003 and presidential elections are to be held in 2004. The value of investments in Russia, including in our ADSs and notes, could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans. Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia, including in the value of our ADSs and notes.

Since the dissolution of the Soviet Union, the Russian economy has experienced:

• significant declines in gross domestic product;

• hyperinflation;

• an unstable currency;

• high government debt relative to gross domestic product;

• a weak banking system providing limited liquidity to Russian enterprises;

• high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

• significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

• widespread tax evasion;

• growth of a black and grey market economy;

• pervasive capital flight;

• high levels of corruption and the penetration of organized crime into the economy;

• significant increases in unemployment and underemployment; and

• the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the revocation of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases. There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation—will continue or will not be abruptly reversed. Moreover, the recent fluctuations in international oil and gas prices, the strengthening of the ruble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity. As a general matter, Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission; communication systems; and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety. The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business and the value of our ADSs and notes.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

2.5.3. Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, we can experience inflation-driven increases in U.S. dollar terms of certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, we can experience inflation-driven increases in U.S. dollar terms of certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins.

Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

Changes in exchange rates could increase our costs, decrease the value of our ruble-denominated monetary assets, prevent us from repaying our debts, or increase competition from foreign producers.

Strengthening of the ruble results in a relative decrease in the price of imported products, as does a strengthening of the ruble in real terms (even if it declines in nominal terms). The strengthening of the ruble in nominal or real terms enhances our ability to import raw materials, to cover our U.S. dollar-denominated or U.S. dollar-linked costs and to repay our U.S. dollar-denominated indebtedness, but also increases the ability of foreign producers who export products to Russia to compete effectively with us in the Russian market.

Our inability to obtain permission from the Central Bank of Russia pursuant to currency control regulations may hinder our ability to enter into certain hard-currency-denominated transactions.

Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

• direct investments, except investments from abroad in the charter capital of a Russian company;

• payments with respect to real estate, except acquisition of real estate by non-residents and lease payments by non-residents;

• portfolio investments; and

• payments for export-import transactions with settlement over 90 days following completion.

These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. If we are unable to obtain Central Bank of Russia permissions for hard-currency-denominated transactions requiring such permissions, our ability to enter into such transactions may be hindered. In addition, in the event that we failed in the past to obtain Central Bank of Russia permissions for hard-currency-denominated transactions and borrowings requiring such permissions, such failure could result in severe penalties, including the unwinding of such transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management which, in turn, would negatively affect our business.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers and other debtors may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

Our major capital expenditures are generally denominated and payable in various foreign currencies, including U.S. dollars and euro. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist.  Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used, and continue to use, various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we use. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped. Consequently, we face increased risk in our domestic banking transactions, including potential tax liabilities.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. In addition, the 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks. Most creditworthy Russian banks are located in Moscow and there are fewer in the regions. Although we have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks, another prolonged banking crisis or insolvency of some of our banks could adversely affect our business and our ability to complete banking transactions in Russia.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially impact the financial results of our business activities.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20.0%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20.0%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have an adverse impact on our financial condition and results of operations.

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.

Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles. We are subject to market risk deriving from changes in interest rates on our floating and fixed rate debts which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivatives or other financial instruments for trading purposes. We do not use derivatives or other financial instruments to limit our currency and interest rate risk exposures because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We are monitoring the market for these instruments and will consider their use if the related costs become lower.

Our interest rate exposure results mainly from debt obligations. Our fixed-rate bank debt consists entirely of short-term bank obligations, which we roll over on a continuous basis at current market rate and, thus, are able to manage our interest rate risk exposure.

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future, indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risk and may enter into such arrangements.

We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to December 31, 2002, except for the issuance of 1.5 billion of ruble-denominated bonds on April 15, 2003.

The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value. We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure.

Among the risks of the current Russian legal system are:

• since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the 1995 Civil Code, by other federal laws, and by decrees, orders and regulations issued by the president, the government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another. In addition, certain important bills remain to be adopted in Russia;

• there is a lack of judicial and administrative guidance on interpreting Russian legislation;

• corruption within the judiciary;

• the relative inexperience of judges and courts in interpreting Russian legislation;

• a high degree of discretion on the part of governmental authorities; and

• bankruptcy procedures are not well developed and are subject to abuse.

All of these weaknesses could affect our ability to enforce our rights to intellectual property or under contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you the regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain.

Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or if our business is reorganized. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business and on the value of our ADSs and notes.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment.

This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, in our position as effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable, in the cases described above, for their debts.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

The taxation system in Russia is subject to frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax rules have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. This uncertainty exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on us. This could adversely affect the value of our ADSs and notes. There is a risk of imposition of new taxes on us, which could adversely affect the price or value of our ADSs and notes. During 2000, 2001 and 2002, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties. Even if further reforms of the Tax Code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the companies involved. “Interested party transactions” include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company’s voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person’s relatives or affiliates, is:

• a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

• the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

• a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly-owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, suchtransactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefor, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

2.5.5. Risks Relating to Our Business

At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. We do not maintain separate funds or otherwise set aside reserves for these types of events.

A number of our subsidiaries purchase equipment which they then, in turn, lease to raw material producers. In addition, many of our dairy plants that also produce juice products, including the Lianozovo Dairy Plant, lease equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant negative consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

In accordance with Russian legislation, in the event that a company’s net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure successfully to develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia. Our success depends in part on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. If we do not succeed in making these enhancements, our results of operations may suffer.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could materially and adversely affect our turnover and reduce our competitiveness and profitability.

Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may adversely affect our business.

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe or misappropriate our proprietary rights.

Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would adversely affect our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, beginning to reduce the competitive advantages that we have over foreign competitors without domestic production capability. If this trend continues, we will lose a significant advantage that we currently have, as a domestic producer, over our foreign competitors, which would adversely affect our market share and results of operation.

III Detailed information on the Issuer

3.1.         Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date:   May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

OGRN       1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.  The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC “Wimm-Bill- Dann Foods” completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6. Issuer’s branches and representative offices

None

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED  Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Information isn’t submitted in the reporting quarter

3.2.3       Main types of products (works, services)

Information isn’t submitted in the reporting quarter

3.2.4       Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume

No	Supplier of works, services	Thousand rubles	%
1	Latham&Watkins Partnership	46,552	9.13
2	Lianozovo Dairy PJSC	135,532	26.60
3	Leboeuf, Lamb, Greene & McRae LTD	69,739	13.68
4	S&T International LTD	14,609	2.87
5	PPF US LTD	8,811	1.73
6	Ernst & Young (CIS) Limited	35,874	7.04
7	Troika-Dialog Investment Company ZAO	22,959	4.50
8	LANIT ZAO	23,582	4.63
9	Airclub ZAO	5797	1.14
10	X-com.ru ZAO	6702	1.31
11	Informational Business systems LTD	4092	0.80
9	Other	135.407	26.57
	TOTAL	509.456	100

3.2.5. Markets for products (works, services) of the Issuer

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.  The volume of the services rendered by WBD Foods OAO  for 2003 as per territorial criteria, is given in the table below:

No.	Country	Volume of the services rendered, thousand rubles	% from the total services rendered
1	Russia	462 973	98.40
2	CIS countries, total Including	2649	0.56
2.1	Kirgyzstan	417	0.09
2.2	Ukraine	1019	0.47
3	Other countries	4906	1.04
	TOTAL	470 528	100

3.2.6. Practice in relation to working capital and reserves

The issuer’s policy in relation to the working capital is to increase the turnover of the working capital and maintain its amount on the minimum level required for the current activities.

3.2.7. Raw materials

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

The main raw materials we use to produce our dairy and juice products include the following:

• raw milk, which we generally obtain from domestic farmers;

• dry milk, which we generally obtain from small domestic producers or import;

• bacteria cultures, which we generally import, although we have begun to develop our own cultures;

• flavorings and sweeteners, which we generally import;

• juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

• other ingredients such as frozen fruits and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards.

We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. In 2002 we also acquired Depsona, a fruit juice and concentrate producer in Central Russia, which will allow us to reduce our dependence on imported juice concentrates. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions. We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship “J-7” juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill - the world’s largest supplier of juice concentrates.

3.2.8. Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky, and Cherkizovsky Dairies (Moscow) as well as small manufacturers in Russian regions. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. As for yogurts, milk desserts, and, to some extent, dairy products for children, the main competitors of the WBD Group are foreign companies such as Danone, Campina, Onken XXX Ehrmann.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 Danone’s sales in the yogurt and milk dessert segment amounted to 11.7% and in enriched dairy products – 9,7%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 the company’s share was 7.6% in the traditional dairy segment and 9,7% in enriched dairy products, 6.3% - in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment reached 1.5%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 the company’s share was 5.1% in the traditional dairy segment and 3.3% - in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (for the period from October to November 2003, according to AC Nielsen Retail Audit research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	43	16	5	—
Traditional dairy products	31	—	7	6
Enriched products	45	14	6	6
The market’s total	35	5	6	6

The principal competitors of the WBD Group on the domestic juice market include Parmalat of Italy and medium- and small-size Russian producers such as:

1) Multon of St. Petersburg: its share on market for the period January-October 2003 was 29 as shown by the study conducted by Business Analitika Retail Audit in eleven largest Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on market for the period January-October 2003 was 22% as shown by the study conducted by Business Analitika Retail Audit in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share on market for the period January-October 2003 was 9% according to Business Analitika Retail Audit’s study carried out in eleven largest Russian cities.

The shares of the WBD Group and its principal competitors on the juice market, % (as for the period January-October 2003, according to Business Analitika Retail Audit’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	34	29	22	9	5

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles mineral water. The WBD Group started a serial production of mineral water in March 2003 and sales of mineral water under the “Zapovednik.Valday” trademark started in May 2003.

Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of Russian superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik, Shishkin Les produced at CIS facilities. The WBD Group is planning to position its new trademark “Zapovednik.Valday” in modern style by emphasizing the mineral origin of the water and produce it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Shares on market of Dairy production*

	2001	2002	October- November 2003
WBD Group	37.0	36.2	34.7
Petmol	9.1	7.6	6.4
Ochakovsky Dairy	3.0	4.4	5.6
Ostankinsky Dairy	3.2	2.3	2.3
PARMALAT	2.0	1.4	1.1
Campina	1.8	2.0	1.6
Piskarevsky Dairy	6.4	5.4	5.0
DANONE	2.5	3.3	4.5
EHRMANN	0.8	1.4	1.3

Shares on market of Juice production

	2001*	2002**	October- November 2003***
WBD Group	37.5	31.4	33.6
Multon	29.0	22.0	29.3
Lebedyansky	10.9	22.0	22.4
Nidan-Ekofrukt	6.4	11.1	9.4

*as per data provided by AC Nielsen Retail Audit

** as per data provided by Russian Union of Juice Producers

*** as per data provided by Business Analitika Retail Audit

3.2.9. Data in Issuer’s licences held

Issuer holds no licences

3.2.10. Data on Issuer’s joint operation

None during reporting period

3.4. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.5. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

3.6. Issuer’s Subsidiaries and dependent companies.

Name: Public Joint-Stock Company “Lianozovo Dairy”

Abbreviated name: “LMK” PJSC

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share of the ordinary shares of the subsidiary: 85.26%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.31%

Issuer’s share of the ordinary shares of the subsidiary: 70,31%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share of the ordinary shares of the subsidiary: 83.19%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

Issuer’s share of the ordinary shares of the subsidiary: 78.56%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share of the ordinary shares of the subsidiary: 52.24%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share of the ordinary shares of the subsidiary: 75.075%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share of the ordinary shares of the subsidiary: 98.84%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share of the ordinary shares of the subsidiary: 76%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share of the ordinary shares of the subsidiary: 85%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Vladivostok dairy”

Location: Russia, 690087, Vladivostok, ul. Strelochnaya, d.19

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97,44%

Issuer’s share of the ordinary shares of the subsidiary: 97,44%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Issuer’s dependent companies

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share of the ordinary shares of the subsidiary: 25.1%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Organization: OJSC “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share of the ordinary shares of the subsidiary: 47.7%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39,66%

Issuer’s share of the ordinary shares of the subsidiary: 39,66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Moscow, 1 Varshavsky proezd, d. 6/10

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 28.74%

Issuer’s share of the ordinary shares of the subsidiary: 28.74%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod , ul.Larina, d. 19

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share of the ordinary shares of the subsidiary: 44.59%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

3.7          Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.7.1       Fixed assets

No.	Group of fixed assets	Full price prior to revaluation	Depreciated cost (amortization cost excluded) prior to revaluation	Date of revaluation	Full price after revaluation	Depreciated cost (amortization excluded) after the revaluation
1	Over 3 up to 5 years inclusive	19 149	17 348	No	19 149	17 348
2	Over 5 up to 7 years inclusive	3325	3223	No	3325	3223
3	Over 7 up to 10 years inclusive	186	180	No	186	180
4	Less than 10.000 rubles	1082	0	No	1082	0
	TOTAL	23 742	20 751		23 742	20 751

3.7.2       Cost of the Issuer’s immovable property

The Issuer owns no immovable property.

IV            INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1          Results of the financial and economic activities of the Issuer

4.1.1       Profits and losses

Information isn’t submitted in the reporting quarter.

4.1.2       Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.

Information isn’t submitted in the reporting quarter.

4.2. Liquidity of the Issuer

Information isn’t submitted in the reporting quarter.

4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy

4.3.1. Size, structure and adequacy of the issuer’s equity and working capital

Acct No. old/new	Description, thousands RUR	Balance as per January 1, 2003	Balance as per December 31, 2003
1	2	3	4
1	Authorized stock	880 000	880 000

2	Reserve capital	0	12 621

3	Additional capital	4 958 622	4 958 622

4	Retained earnings
	Retained earnings in the current year
	Retained earnings in the previous years	252 427	238 890
	Loss in the previous years	-915	0

5	Targeted financing and revenues	0	0

6	Reserves for deferred expenses and payments	0	0

	Total:	6 090 134	6 031 283

4.3.2. Adequacy of the Issuer’s equity and working capital

The Issuer’s equity capital will suffice for coverage of short-term liabilities and operating costs

4.3.3. Cash funds

In 2004 the Company will need external financing for its investment activities. The amount of the financing needed shall be contingent on the Company operating profit, revenues of its enterprises, and capital expenditures in the period.

The main sources of external financing shall be the Bank loans. Currently, the Company has a good credit history and borrowing facilities with RF biggest banks that considerably exceed the Company needs.

Moreover the investment attractiveness of the Company is facilitated by the high investment ratings given by international rating agencies: Moody’s and Standart&Poors.

Currently, the Company has no sequestrated accounts and debts on the bank file.

4.3.4. Investments of the Issuer

4.3.4.1. Long-Term Investments

		Balance as per December 31, 2003
No.	COMPANY NAME	in thousands RUR	Quantity of Securities	Type of Securities	Share in authorized stock, %
	1	2	3	4	5
1	LMK OAO	708 752	176609	shares	82,66
2	Rodnik PAGZAO	346 108	20 000	shares	100
3	Gulkevichsky Maslozavod ZAO	9 266	1 574	shares	52.24
4	ROSKA OAO	367 262	2 500 000	shares	100
5	ZDMP OAO	157 416	4 666	shares	25.1
6	KhMK OAO	153 104	1 485 597	shares	75.075
7	Anninskoye Moloko LLC	70 015		contribution to the authorized stock	78.56
8	Wimm-Bill-Dann Mineral Water LLC	10		contribution to the authorized stock	100
9	MK (Timashevsk)	405 608	1 251 442	shares	0.27
10	Tuymazinsky Milk Plant OAO	47 445	40 067 779	shares	85
11	DaryaZAO	4 762	5 116	shares	98.84
12	TK WBDZAO	240 207	985	shares	83.19
13	Burynsky Powdered Milk-Producing Plant OAO	54 825	13 038 478	shares	76
14	TsMK OAO	239 786	24 186	shares	28.74
15	Bishkeksut JSC	32 007	1 166 480	shares
16	Nizny Novgorod MK OAO	9417	232 500	shares
17	VMK OAO	31119	670 995	shares
18	Ufamolagroprom OAO	96062	29 563 200	shares
19	MK (Timashevsk)	1 283	2 950	shares
	TOTAL:	2 974 454	90 212 557

4.3.4.2. Short-Term Investments

No.	Company Name	Long-Term Investment Type	Total Loans as per December 31, 2003, in thousands RUR	Amount (%) as per December 31, 2003, in thousands RUR	Repayment Date
1	2	3	4	5	6
1	Rubtsovsk Dairy ZAO	revolving credit	196 499	11 982	31.12.05

2	ZDMP OAO	revolving credit	0	0	31.12.05

3	LMK OAO	revolving credit	2 025 185	18,771	31.12.05

4	Sibirskoye Moloko OAO	revolving credit	639 241	15 841	31.12.05

5	MK OAO (Timashevsk)	revolving credit	745 075	6 436	31.12.05

6	Novokuybyshevskmoloko OAO	revolving credit	13,066	0	31.12.05

7	ROSKA OAO	revolving credit	227 752	9 956	31.12.05

8	TsMK OAO	revolving credit	1 200 150	10 925	31.12.05

9	Rodniki Valdaya LLC	revolving credit	254 047	1342	31.12.05

10	DEPSONA ZAO	revolving credit	857 739	33 712	31.12.06

11	TK WBD ZAO	revolving credit	521 799	0	15.06.03
12	Vladivostok Dairy OAO	revolving credit	7 473	84	31.12.05
13	Nizhny Novgorod Dairy OAO	revolving credit	41 302	0	31.12.05
14	Fruktovye Reki LLC	revolving credit	869 547	9,491	31.12.05

	TOTAL:		8 006 315	113 648

4.3.4.3. Other Investments

No.	Company Name	Investment Type	Total Investments as per December 31, 2003, in thousands RUR	Amount of securities
1	LMK OAO	bonds	30 382	30 261
	Total Other Investments		30 382	30 261

4.3.5. Intangible Assets of the Issuer

No.	Intangible Assets	Original Cost of Intangible Assets, thousand rubles	Depreciation of Intangible Assets in 2003, thousand rubles	Depreciated Cost of Intangible Assets, thousand rubles
1	Trademarks	9 269	- 726	8 543
2	2003611243 RAT 2003610674	6 716	- 988	5 728
3	LIASOFT 2003611822 automated information system	7 710	- 881	6 829
4	Copyright for ANNUAL REPORT	625	- 13	612
	TOTAL:	134	0	134

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

The Company employs considerable financial and manpower resources to develop new product types, with particular emphasis put on projects expected to produce new products and technologies. As per December 31, 2002, our Product Development Department at Lianozovo Milk Plant in Moscow had a stuff of 22 employees. The said Department often cooperates with third parties, such as Russian scientific and research institutes, research companies, and suppliers. In 1999-2000, we spent about USD 1.4 million to set up a new product development department. In 2001, approximately USD 1.3 million was spent to finance activities related to development of new product types, with USD 0.5 million allocated directly for development of new product types, and USD 0.8 million – for expansion of our own scientific and research center. In 2002, we spent about USD 0.9 million for development of new product types.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

In the fourth quarter of 2003, the Company had 11 trademarks registered in the Russian Federation; 4 trademarks registered in USA, 5 trademarks registered in Canada, 1 trademark registered as international, and received appropriate certificates. The Company submitted 24 registration applications in Russia and 1 international application. Information on the state registration of trademarks in the Russian Federation is given in the following Table.

No.	Certificate No.	Trademark	Registration Date	Certificate Validity Term
1	257257	Wonder Berry (jug with mors) (combined)	17.10.2003	02.03.2011
2	257646	Lamber (name)	24.10.2003	01.11.2012
3	258250	Bio Max Biovit (combined)	05.11.2003	02.03.2011
4	258351	NEO (name)	06.11.2003	11.10.2012
5	258376	SUPERMAX (combined)	10.11.2003	24.07.2012
6	258378	NEOidea (combined)	10.11.2003	04.11.2012
7	259369	Nash doctor Bifi (name)	26.11.2003	31.12.2012
8	259522	Malysh s logykoy (graphic)	26.11.2003	27.04.2012
9	259522	Franshe (combined)	27.11.2003	17.02.2013
10	260465	Chudo-yogurter (name)	02.12.2003	26.02.2011
11	260900	Franshe (name)	26.12.2003	01.11.2012

Two Licensing Agreements have been registered, where the Issuer acts as the Licensor.

4.5. Analysis of the trends of development in the area of primary activity of Issuer.

In several recent years an economic growth is observed in Russia. In 2000, the growth of Gross Domestic Product was 9%, in 2001 - 5,0%, in 2002 the expected growth is about 4%. The development of the food industry is especially rapid. The increase of population’s effective demand maintains the appeal of investments in Russia food industry, making it one of most dynamically developing economic sectors. The economic crisis of 1998, which closed the Russian market for import of foodstuff, however allowed to Russian companies to grow high and this made impossible the resumption of the same volumes of the delivery of foreign foodstuff, even if one takes into consideration a constant increase of the real rate of the Russian rouble. Presently, an average part of food imported into RF forms about 3% of the common consumption. By experts’ view, today the food sector is one most rapidly developing branches of the Russian economy. Networks of supermarkets prefer to lay in a stock Russian goods since they have lower prices and do not loose against their western analogues by the quality (and are even more attractive in some cases) . The creation of large holding companies with widely developed commercial networks and large production capacities and facilities in various regions is vitally important for food companies whose products cannot be transported for large distances and transport expenses often compose an essential part of the costs.

However, nobody can ensure that the last trends observed in the Russian economy, e.g., the increment of the Gross Domestic Product, relative stability of the rouble, and an insignificant inflation, will continue and that no sharp changes will take place in future. The oil and gas price fluctuations, strengthening of the real rouble rate with respect to US dollar, and consequences of a certain relaxation in the monetary politics may reflect adversely on the state of the Russian economy, the development of the food industry, and the future Issuer’s activities.

For a growth of the food industry the developed infrastructure is of large importance. The infrastructure objects of Russia, basically, were created in Soviet time and did not receive significant investments during the last decade. The infrastructure objects of railroads and transport roads, objects of power supply, communications, and housing stock infrastructure objects are in the most complicated state and situation. Federal Government carries out active work on reorganisation of the system of railroad, electric power, and telephone communications of the country. Any reorganisation of that kind may result in growth of tariff level on railroad transportation, electric power, and telephone services in combination with an impossibility to receive the expected income as concerns the investments necessary for carrying out repairs, technical maintenance, and modernisation of such systems. The ill-being of the Russian infrastructure objects deteriorates the country economy, results in stoppage in delivery of goods and services, an increase of expenses related to business activities in Russia. A deterioration of the situation in the industry and situation of the Issuer in the industry can be a result of:

1) lowering effective demand of the population with respect to the products of WBD Group in view of deterioration  of the financial and economic situation of population in the regions, consumers of food industry products produced by the WBD Group;

2) possible deterioration of the fulfilment of the Budget of Russian Federation due to large volume of payments implied by the external debt of Russia in 2003 and decrease of incomes of workers of budget sphere;

3) growth of the business competition in the industry.

By Issuer’s estimates, industrial risks are minimal for WBD Group companies. In the production of milk products and juices Wimm-Bill-Dann- Group is the leader of industry, controlling significant parts of market. To minimise the industry risks, Wimm-Bill-Dann Group  acts as follows:

1) orientation to diversification of production;

2) long-term programs of production;

3) development of programs for lowering expenses related to production, active investment politics as concerns the technical and technological rearrangement of manufacturing capabilities and  production basis in order to augment the competitive abilities and capacities of group companies.

Issuer is characterised by high level of credit quality and low level of credit risk. During 2001 and 9 months of 2002, the part of debt capital with respect to proper capital and reserves reduced from 3.44% to 0.07%.  The creditworthiness of Issuer is ensured by high values of supplementary capital and also by the amount of the net wealth.  Within 9 months of 2002 an almost 9 times increase of net wealth of Issuer took place with respect to 2001, the authorised capital stock risen from  700 million roubles up to 880 million roubles. Thus, Issuer improved significantly its financial situation.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to wholesalers for resale to retail outlets. We expect sales to independent retailers and wholesalers to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products Although these supermarket chains now purchase our products , there can be no assurance that they will continue to do so or that other supermarket chains will not attempt a similar consolidation of market power. This alliance also intends to seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that these retailers will increase price competition.

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Company managing / executive committee Chairman;

4. Managing / executive committee.

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

…. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

…… The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        other issues provided for by the JSC Law….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and

by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer does not have a single internal document to regulate its corporate conduct.

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of dairy and cultured milk products, juices, and beverages

Position: General Problems Consultant

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “ Production and sale of dairy products

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 10.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

Orlov, Alexander Sergueevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.22%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.028%

Name: OJSC “Tsaritsino Dairy”

Share: 0.373%

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - Present

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-40”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 6.41%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.025%

Name: OJSC “Tsaritsino Dairy”

Share: 4.07%

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: June 2002 - Present

Organization: Norilsk Nickel

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Position: Chairman

Period: 2003 - Present

Organization: Chatura Furniture

Position: Member of the Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 1991 - 1997

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Regional Manager, Eurasia Region

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Period: 2002 - Present

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - Present

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

J. B. Mark Mobius

Born: 1936

Education: higher

Positions over past 5 years:

Period: 1992 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Period: 2002 - Present

Organization: OAO “Lukoil”

Area of Operations: Oil and gas investigation,production and sale of petrochemicals

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Individual executive body and members of collective executive body:

Kolokatov, Dmitry Sergeevich

Born: 1973

Education: higher

Positions over past 5 years:

Period: 1998 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Trademark Manager

Period: 1998 - Present

Organization: ZAO “Wimm-Bill-Dann Purchaser”

Area of Operations: Wholesale trade

Position: Adviser

Period: 2000 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Senior Trade Mark Manager

Period: 2000 - Present

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 2002 - Present

Organization: ZAO “Depsona”

Area of Operations: Production and sale of foods, juices, beverages, mineral water, children’s foods, dairy and cultured milk products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of foods, juices, beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1996 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - Present

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

Byrdin, Maxim Olegovich

Born: 1972

Education: higher

Positions over past 5 years:

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director, Chairman of the Management Board

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - 2003

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Period: 2003 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003- Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: Open Joint Stock Company “Tuimazy Milk Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Education: higher

Positions over past 5 years:

Period: 1997 - 1998

Organization: Vremya ZAO

Area of Operations: Pharmaceuticals

Position: General Director

Period: 1998 - 1998

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 1998-1998

Organization: Inkombank OAO

Area of Operations: Banking

Position: Vice President

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OAO

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Kondyrev, Mikhail Vil’enovich

Born: 1970

Education: higher

Positions over past 5 years:

Period: 1998 -Present

Organisation: PJSC Lianovozo Dairy

Area of Operations: production and selling of dairy products and milk foods

Position: Project Manager at the Strategic Development Department

Shares in Issuer’s Authorised Capital Stock: no shares

Shares in Associated Companies/ Affiliated Companies: no shares

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2003 financial year amounted to 25 892 391, 93   RUR

Total remunerations paid to the members of the collective executive body (Management Board) in the 2003 financial year amounted to:  19 129 438, 10 RUR

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Audit Committee

Auditor

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Audit Committee.

The Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Audit Committee members.

The term of the Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Audit Committee. The remaining Audit Committee members shall fulfill their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Audit Committee are terminated, the term of the new Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Audit Committee. Members of the Company Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.                        An internal audit of the Company shall be carried out by the Company Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit System, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer does not have any internal document to prevent unauthorized use of the Company insider information.

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: Head of the Internal Control and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Gorshechnikova

Year of birth: 1966

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

1995-1999

Enterprise: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Position: senior instructor

1999-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Smirnova

Year of birth: 1967

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2001-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Inna N. Bocharova

Year of birth: 1977

Education: higher

Positions over past 5 years:

1997- 2000.

Enterprise: LIKUB Firm LLC

Position: Deputy Chief Accountant

2000- 2001

Enterprise: Russkaya Imperskaya Kompaniya LLC

Position: Deputy Chief Accountant

2001-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst

2001-2002

Enterprise: LMK OAO

Position: economist, analyst (part-time)

2003-Present

Enterprise: WBD Foods OAO

Position: financial and business analyst

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

2000-2002

Enterprise: PTG WBD ZAO

Position:  economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

Total remunerations paid to the members of the body monitoring the Issuer’s business operations in the 2003 financial year amounted to 7 992 887, 22  RUR.

The amount of remunerations to be paid to the Audit Committee members was not determined by the Issue’s General shareholder’s meeting.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Information isn’t submitted in the reporting quarter.

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issue’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issue’s participants/shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 14

Total number of nominee holders: 5

6.2. Shareholders (participants), owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (members) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issue’s shareholders.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Share of the Issuer’s charter capital: 32,09% (nominee shareholder)

Share of Issuer’s ordinary shares owned: 32, 09%

Shareholders (participants) owning not less than 25 percent of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders:

None

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8%

Share of the Issuer’s ordinary shares held: 18.8%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.16%

Share of the Issuer’s ordinary shares held: 12.16%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 10.16%

Share of the Issuer’s ordinary shares held: 10.16%

Iakobachvili, David

Share of the Issuer’s charter capital: 6.41%

Share of the Issuer’s ordinary shares held: 6.41%

Orlov, Alexander Sergeevich

Share of the Issuer’s charter capital: 6.22%

Share of the Issuer’s ordinary shares held: 6.22%

Name: United Burlington Investments Limited, a private company limited by shares

Location: 241 Camden High Street, London NW1 7BU, England, UK

Percent of Issuer’s charter capital held: 6.3%

Percent of Issuer’s ordinary shares owned: 6,3%

Shareholders (members) holding at least 25 percent of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders:

Name: “Arteks Generation privatstiftung”

Location: Adolf Kolping Gasse 2, Graz 8010, Austria

Percent of Issuer’s shareholder’s charter capital held: 100%

Share of the Issuer’s charter capital: 0%

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

No restrictions.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

Annual General Shareholders’ Meetings

The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the  share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity - 27,76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8,64%

Share of the Issuer’s common stock owned by this person - 6,87%

Plastinin, Sergey Arkadievich – 17,13%

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8,74%

Share of the Issuer’s common stock owned by this person - 6,95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23,64%

Share of the Issuer’s common stock owned by this person - 18,8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8,05%

Share of the Issuer’s common stock owned by this person - 6,41%

The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 27,65%

Dubinin, Mikhail Vladimirovich – 12,16%

Orlov, Alexander Sergeevich – 6,87%

Plastinin, Sergey Arkadievich – 12,16%

Timohins Alexanders – 6,95%

Yushvaev, Gavril Abramovich: 18,8%

Iakobachvili, David – 6,41%

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of the transactions in the accounting quarter, which the Issuer had an interest in and which were approved by the shareholders’ general meeting: RUR 0

The total amount of the transactions which were approved by the Board of Directors in the accounting quarter, and which the Issuer had an interest in and, equals an amount made up of the following:

RUR 93 000 013

USD 7 850 000

Euro 500 000

Issuer entered into 10 transactions with companies of WBD group, amount of each of them was determined as follows:

The amount of consideration is 4,000 rubles per month, including the right to use the LIASOFT program and technical support.

The cost of program installation and implementation services is determined on the basis of the hourly rate of 400 rubles per one expert and the time spent on program installation and implementation, and includes properly documented overhead expenses (traveling and accommodation). These amounts are exclusive of VAT.

Also Issuer entered into 9 transactions with companies of WBD group, amount of each of them was determined as follows:

The amount of consideration is 4,000 rubles per month (exclusive of 20% VAT) and includes the right to use the RAT package and technical support.

Issue concluded the transactions, amounts of which were determined as follows:

The fee shall be paid on a monthly basis and shall be determined in the following manner:

(0.01%-10%) of the total cost of the goods sold by the Licensee under this trademark, plus 20% VAT, but not less than RUR 120, 20% VAT inclusive. The total cost of the goods sold shall be determined without VAT.

The amount of surety arising out of Leasing agreement No.9 as of September,30,2003, in corpore, including, but not limited to, extent of damage, interest payments on past-due leasing payments as well as fines and other costs due to default of Beneficiary obligations in accordance with Leasing agreement; specified by the parties.

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected

Such transactions were not effected in the accounting quarter.

Below you will find transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

Not provided in the report for the present quarter.

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issue

Not provided in the report for the present quarter.

7.2.Quarterly financial statements of the Issue for the latest finished reporting period.

Not provided in the report for the present quarter.

7.3. Consolidated financial statements of the Issue for three latest finished financial years or for each finished financial year.

Not provided in the report for the present quarter.

7.4. Information on total export and export share in total sales

Not provided in the report for the present quarter.

7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year

In the said period there were no material changes in the Issuer’s property.

7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1                     Information on the amount, the structure of the authorized stock (share fund) of the issuer

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

total amount (rub.): 880,000,000

share of the charter capital: 100%

Preferred Shares:

total amount (rub.): 0

share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category:

32,09%

Name and location of the foreign issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company)

Location: 130 Liberty Street, New York, New York.

Brief description of program (program type), which authorizes issue of a foreign issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the issuer’s shares of the relevant category (type) outside the Russian Federation;

The issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Name of foreign trade arranger through which the foreign issuer’s securities certifying the rights in regard to the issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the issuer

Size and structure of the authorized stock (share fund) of the issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the issuer’s management body having decided on changes in the issuer’s authorized stock;

General meeting of the issuer’s shareholders

Compilation date and number of the minutes of the meeting of the issuer’s management body, where the decision on changes in the size of the issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

….Article 11 of the Articles of Association

11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 12,621,338.89 (1.43% of the issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Articles of Association. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by these Articles.….

Size of the fund resources used during the accounting quarter, and areas of usage thereof.

In the accounting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the issuer’s supreme management body, and procedure for filing (presentation) of such demands;

…..The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company.  The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ Meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5                     Information on commercial organizations where the issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Kondyrev, Mikhail Vil’enovich

Year of birth: 1970

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kompaniets, Leonid Andreevich

Born: 1957

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Smirnov, Pavel Andreevich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Plastinin Sergei Arkadievich

Year of birth: 1968

Share in Issuer’s Authorised Capital Stock: 12,16%

Share in the total amount of Issuer’s ordinary shares: 12,16%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share in the total amount of ordinary shares of the entity: 98,84%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Bubley Nikolai Andreevich

Year of birth: 1952

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Taranenko, Konstantin Vladimirovich

Born: 1974

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Grekhov Andrey Nikolaevich

Born: 1969

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Sabirov Mirhatim Mirgasimovich

Year of birth: 1945

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83,19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Kolokatov, Dmitry Sergeevich

Year of birth: 1973

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share in the total amount of ordinary shares of the entity: 85,26%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 2.64%

This person’s share in the total amount of Issuer’s ordinary shares: 2,64%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Byrdin, Maxim Olegovich

Year of birth: 1972

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Nikitenko Elena Ivanovna, 1970

Usikova Lubovy Sergeevna, 1956

Potapov Vasily Lyvovich, 1970

Keynis Pavel Benediktasovich, 1970

Tumasov Petr Viktorovich, 1958

Gorchukova Nadegda Aleksandrovna, 1963

Davidovsky Oleg Leonidovich, 1971

Kuzymina Tatyana Leonidovna, 1970

All specified above members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Beregnoy Vladimir Andreevich

Year of birth: 1951

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (wih specification of the year of birth)

Lut Ludmila Pavlovna, 1952

Misevrina Olga Fedorovna, 1952

Sugeyko Grigory Vasilyevich, 1952

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share in the total amount of ordinary shares of the entity: 75,075%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Shumilov Boris Vladimirovich

Born: 1953

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Novoseltsev Nikolay Fedorovich

Born: 1959

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Pohodenko Sergey Nikolaevich, 1956

Komarova Tatyana Yurievna, 1974

Novoseltsev Nikolay Fedorovich, 1959

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70,31%

Issuer’s share in the total amount of ordinary shares of the entity: 70,31%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 2.64%

This person’s share in the total amount of Issuer’s ordinary shares: 2,64%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52,24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kozlikin Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25,1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Gagev Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Rodriges Bermudes Elena Viktorovna

Born: 1967

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28,74%

Issuer’s share in the total amount of ordinary shares of the entity: 28,74%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Vishnyakov, Mikhail Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 3,09%

This person’s share in the total amount of Issuer’s ordinary shares: 3.09%

Evdokimov, Viktor Egorovich

Born: 1953

This person’s share in the Issuer’s charter capital: 0,6%

This person’s share in the total amount of Issuer’s ordinary shares: 0.6%

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 10.16%

This person’s share in the total amount of Issuer’s ordinary shares: 10,16%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Chernoshtanova Larisa Yuryevna

Born: 1965

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97,44%

Issuer’s share in the total amount of ordinary shares of the entity: 97,44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Byrdin Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kosulnikova, Regina Alekseevna

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Taranenko, Konstantin Vladimirovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Schetkov, Sergei Yurievich

Born: 1962

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44,59%

Issuer’s share in the total amount of ordinary shares of the entity: 44,59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 6.22%

This person’s share in the total amount of Issuer’s ordinary shares: 6,22%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Byrdin, Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Evlantyev, Nikolay Vasilyevich

Born: 1946

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47,7%

Issuer’s share in the total amount of ordinary shares of the entity: 47,7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 6.41%

This person’s share in the total amount of Issuer’s ordinary shares: 6,41%

Grekhov Andrey Nikolaevich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Taranenko, Konstantin Vladimirovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Morozova, Svetlana Aleksandrovna

Born: 1970

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Murtazin Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Grekhov, Andrey Nikolaevich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Demidova, Valentina Vasilyevna

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Semenov, Vladislav Valeryevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Rychkova, Taisiya Polikarpovna

Born: 1947

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Scheblanov, Sergey Aleksandrovich

Born: 1976

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Chepenykova, Natalya Viktorovna

Born: 1960

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

B+/Negative (Standart and Poor’s rating)

RusA+ (Standart and Poor’s Russian scale rating)

B1 (Moody’s rating)

The said credit rating was awarded to the Issuer for the first time

On December 11, 2003 Standart&Poor’s rating agency declared the revision of forecast of Issuer’s rating change from Stable to Negative due to lower, than expected, financial results in accordance with GAAP consolidated financial statements for 9 months of 2003.

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s rating)

RusA+ (Standart and Poor’s Russian scale rating)

B3 (Moody’s rating)

The said credit rating was awarded to the Issuer for the first time

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard & Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company  without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the issuer’s options – 0 shares;

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter  and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

8.3. Information on prior issues of the Issuer’s securities other than the issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2    Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Open subscription

Offering Period: from 15.04.2003 to 15.04.2003

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                             Purchase price: 100% of the face value;

a.2)                             Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                             Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bondowners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                            the Issuer’s Consolidated and Combined Financial Statements;

2)                            the composition of the Issuer Group;

3)                            the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue :

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

8.3.3 Information on issues, for the securities of which the issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number:10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone.: (095) 956-27-89; 956-27-90  Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 09.10.1992 No. 3615-1

8.8. Procedure for taxation of revenues from the issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 6%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

8.9. Information on announced (accrued) and paid dividends on the issuer’s shares, as well as on income on the issuer’s bonds.

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003, 1 half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2003, 3 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2003, 4 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid (the 1st coupon) – April 15 – October 14, 2003;

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid – 96,480,000 rubles.

8.10. Other information

No other information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:	March 12, 2004